Filed pursuant to Rule 433
Registration No. 333-174823
Issuer Free Writing Prospectus
Pricing Term Sheet
Dated August 8, 2011
THE BANK OF NOVA SCOTIA
4.00% CALLABLE FIXED RATE SENIOR NOTES DUE 2023, SERIES A

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	4.00% Callable Fixed Rate Senior Notes due 2023, Series A (the “Notes”)

Maturity Date:	August 11, 2023

Interest Payment Dates:	February 11th and August 11th, commencing on February 11, 2012

First Call Date:	August 11, 2014

Price to Public:	100%

Trade Date:	August 8, 2011

Settlement Date:	August 11, 2011; (T+3)

CUSIP/ISIN:	064159 AG1/US064159AG15
The following discussion under the heading “Tax Redemption” supplements the discussion set forth in the Bank’s Preliminary Pricing Supplement with respect to the Notes, dated July 13, 2011, and forms a part of the offering of the Notes.
Tax Redemption
The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:
     •     as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or
     •     on or after August 8, 2011 (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;
and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).
In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.
Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.
Other Information
The Bank has filed a registration statement (File No. 333-174823) (including a base shelf prospectus dated January 11, 2010 as amended by amendment No. 1 thereto dated June 29, 2011, a prospectus supplement dated July 12, 2011, a product supplement dated July 12, 2011 and a preliminary pricing supplement dated July 13, 2011 (collectively, the “prospectus”)) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Scotia Capital (USA) Inc. at (212) 225-5687.
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